Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

December 18, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo
Laura Veator
Stephen Krikorian

Re:	Cricut, Inc.
Draft Registration Statement on Form S-1
Submitted November 10, 2020
CIK No. 0001828962

Ladies and Gentlemen:

On behalf of our client, Cricut, Inc. (“Cricut” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 7, 2020, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on November 10, 2020 (the “Draft Registration Statement”).  We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”).  For the Staff’s reference, we are providing to the Staff by overnight delivery a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on November 10, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on November 10, 2020), all page references herein correspond to the page of the Revised Registration Statement.

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san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

Securities and Exchange Commission

December 18, 2020

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

You state that you have 3.7 million users but we note that you had 2.5 million users as of December 31, 2019.  Please clarify.  Also, please provide appropriate context by disclosing the number of paid users wherever you discuss the number of total users.

The Company acknowledges the Staff’s comment, respectfully advises the Staff that it has revised the disclosure on pages 3, 81, 85, 106, 109-110 and 116 to address the Staff’s comment and will update to reflect the December 31, 2020 users in a subsequent amendment to the Draft Registration Statement.

The Company respectfully submits that all of its users can be considered paid users, and the Company has monetized each user in some way. As noted in the Draft Registration Statement, only one user can register per connected machine, which means that each user has purchased a connected machine (or had one given to them). Further, after purchasing a connected machine, users often generate further revenue for the Company in several ways: (i) as a purchaser of additional connected machines, (ii) as a Paid Subscriber and (iii) through the purchase of accessories and materials that they use with connected machines.  The Company has disclosed those revenue streams throughout the Draft Registration Statement; for example, on page 14 of the Draft Registration Statement and elsewhere (e.g., on pages 77, 83 and 86, the Company discloses that in 2019 Connected Machine Revenue per Net New User was $236, Subscription ARPU was $26 and Accessories and Materials ARPU was $111). The Company notes that it generates more average revenue per user from sales of accessories and materials than it does from subscriptions.  While the Company is able to quantify the number of Paid Subscribers, which the Company has disclosed in the Draft Registration Statement, the Company is not able to quantify the number of users that purchase accessories and materials because accessories and materials may be purchased through a variety of channels, including third party retailers.  As such, the Company is not able to accurately quantify the number of paid users beyond the disclosures already included in the Draft Registration Statement.  Therefore, the Company believes that attempting to include an estimation of paid users in the Draft Registration Statement could be inaccurate, and may be misleading to investors.

Our Opportunity, page 3

2.

Please disclose the material facts and underlying assumptions that support the estimates of your Serviceable Addressable Market and Total Addressable Market.  Also, disclose the source of the user statistics included in the bulleted list on page 4.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 3-4 and 106-107 of the Revised Registration Statement to address the Staff’s comment.

Risk Factors

We rely on a limited number of third party-suppliers..., page 37

3.	We note your disclosure in the notes to the financial statements that the company’s top three vendors accounted for approximately 82% and 94% [sic] of total finished goods purchases in

Securities and Exchange Commission

December 18, 2020

2018 and 2019, respectively. Please discuss the material terms of any agreements with these suppliers or vendors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 36 of the Revised Registration Statement to address the Staff’s comment.

The outbreak of the COVID-19 pandemic could adversely affect our business..., page 57

4.

You state that during the COVID-19 pandemic, you have seen an increase in demand for your products and subscriptions.  Please revise this risk factor to quantify the impact COVID-19 has had on your product sales and subscriptions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 57 of the Revised Registration Statement to address the Staff’s comment.  However, the Company is unable to quantify the proportion of its revenue growth that is attributable to the COVID-19 pandemic has had on its revenue in recent quarters compared to the general growth trend it has seen in recent years and the impact of other general market and macroeconomic conditions that may have contributed to increased demand for the Company’s connected machines, subscriptions and accessories and materials.  However, the Company believes that at least a portion of the increased demand is as a result of the COVID-19 pandemic.  Although the Company cannot quantify the proportion of the increase in demand that was attributable to the COVID-19 pandemic, it does believe that some portion of its revenue growth was a result of the Covid-19 pandemic. The Company has therefore provided additional qualitative disclosure regarding the impact of the COVID-19 pandemic on its growth.

Use of Proceeds, page 69

5.	Please quantify the amount of proceeds that may be used to pay amounts owed to holders of your outstanding phantom unit awards. Refer to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 10 and 69 of the Revised Registration Statement to address the Staff’s comment.

Selected Consolidated Financial and Other Data, page 76

6.

Tell us what consideration you gave to including pro forma presentation of earnings per share giving effect to your performance based incentive awards and your phantom units that will vest upon the effectiveness of your initial public offering and the reorganization, described on page 68 (excluding the effects of the offering).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not included pro forma presentation of earnings per share as the Company does not have sufficient information at this time to assess whether the impact of the reorganization will be material to earnings per share.  Any impact is dependent upon the expected pricing of the Company’s shares in the initial public offering. Furthermore, the Company respectfully submits that at this time the Company is

Securities and Exchange Commission

December 18, 2020

unable to determine whether the reorganization will impact basic or diluted earnings per share as the mechanics of the anticipated reorganization are in the process of finalization. The Company continues to monitor the expected impact of the reorganization and will include pro forma presentation of earnings per share in a subsequent amendment to the Draft Registration Statement if the impact of the reorganization is expected to materially impact earnings per share.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview of Our Business and History, page 79

7.

To provide appropriate context regarding the total revenues you present on the graph, please also include the total amount of net loss or income for the same periods in the chart.  Consider also providing the number of paid users over the same time period that you present the total number of users.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the graph on page 80 of the Draft Registration Statement to include the total amount of net loss or net income for the same periods in the chart.

The Company further advises the Staff that, as discussed in its response to Comment 1 above, it is not able to quantify the number of paid users beyond the disclosures currently included in the Draft Registration Statement with respect to users and Paid Subscribers, as it is not able to track whether specific users purchase accessories and materials.

Percentage of Users Creating in Trailing 90 Days, page 86

8.	Please briefly explain how you are able to track whether a user has used a connected machine for any activity in the past 90 days.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that in order to use a connected machine, users must access the Company’s software by logging in through a desktop or mobile application. Once logged-in, the Company’s software must be used to send instructions to the connected machines to cut, write, score or take other actions.  Since users have logged in to the software, the Company is able to track that instructions are sent to the connected machine. Once a connected machine completes instructions, the software captures a date and time stamped event that is then transmitted to the Company’s data warehouse at the user level.  If a user sends instructions to a connected machine via Bluetooth or wired connection when the user is offline, the information about the instructions is transmitted to the Company’s data warehouse the next time the user connects to the Internet. If a user sends instructions to a connected machine through the Internet while logged in, the information about the instructions is transmitted to the Company’s data warehouse simultaneously. In either case, the Company’s data warehouse stores the event as having occurred at the original date and time the instructions were completed by the connected machine.

Since events are date and time stamped, the Company tracks the 90-day activity as it believes this provides meaningful information for management regarding user engagement.

Securities and Exchange Commission

December 18, 2020

Key Business Metrics and Non-GAAP Financial Measures, page 86

9.

In order to provide context to your “User” metric clarify whether all of these users are still active on your machines and the frequency of the activity.  As it appears that a significant portion of “Users” have not created in the trailing 90 days, tell us why you refer to this metric as “Users” rather than “Connected Machine Sales.” Disclose any known limitations associated with this metric.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 86 of Revised Registration Statement to address the Staff’s comment.

As disclosed on page 86 of the Draft Registration Statement, the Company defines a “user” as a registered user of at least one registered connected machine.  One user may own multiple registered connected machines, but is only counted once if that user registers those connected machines by using the same email address. The Company’s user metric reflects a more conservative metric; if it counted connected machine sales, it could overcount the number of connected machines over which the Company could generate revenue. The Company also focuses on the “user” metric because it is the starting point for other revenue streams such as subscriptions and accessories and materials.

10.

In order to provide context to your “Percentage of Users Creating in Trailing 90 Days” metric clarify whether these are all paying users from whom you received additional revenue in the form of subscriptions or sales of accessories and materials.  Disclose any known limitations associated with this metric.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 86 of the Revised Registration Statement to address the Staff’s comment. As disclosed on pages 81-82 and 86 of the Revised Registration Statement, the Percentage of Users Creating in Trailing 90 Days metric is the percentage of all users who have used a connected machine for any activity in the previous 90 days.  The Company further advises the Staff that, as discussed in its response to Comment 1 above, it is not able to quantify the number of paid users beyond the disclosures currently included in the Draft Registration Statement with respect to users and Paid Subscribers, as it is not able to track whether particular users purchase accessories and materials.

Results of Operations

Cost of Revenue, Gross Profit and Gross Margin, page 91

11.

You disclose that your gross margin for connected machines and accessories and materials decreased in 2019 as compared to 2018 due, in part, to tariffs.  Please clarify the nature of these tariffs and any known trends regarding these costs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has revised and added further disclosure on page 91 of the Revised Registration Statement to address the Staff’s comment.

Securities and Exchange Commission

December 18, 2020

12.

You disclose that your gross margin for accessories and materials decreased in 2019 as compared to 2018 due, in part, to unfavorable inventory adjustments.  Please clarify the nature of these adjustments and any known trends regarding these costs.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has revised and added further disclosure on page 91 of the Revised Registration Statement to address the Staff’s comment.  The Company supplementally advises the Staff that it has not had inventory adjustments for write offs of accessories and materials inventories in any period other than 2019 and is not currently expecting to incur such inventory adjustments in future periods.

Management

Non-Employee Directors, page 121

13.

We note that Messrs. Makler, Blasnik and Freeman appear to be affiliated with Petrus P.C. LLC, your controlling shareholder.  Please disclose whether these directors were appointed to the board in connection with any shareholder agreement and whether they will continue to serve as directors after the offering.  Refer to Item 401(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Messrs. Makler, Blasnik and Freeman are affiliated with Petrus P.C. LLC (“Petrus”), the controlling holder of Cricut Holdings, LLC (“Holdings”), and the Company expects Petrus or its affiliates to be the controlling shareholder of the Company after the offering. The directors were not appointed to the board of the Company in connection with any shareholder agreement and the Company currently expects each of Messrs. Makler, Blasnik and Freeman to serve as directors of the Company after the offering.

Principal Stockholders, page 140

14.	Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Petrus P.C. LLC.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities affiliated with Petrus in a subsequent amendment to the Revised Registration Statement.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

15.

Your disclosure indicates that as part of your service offering you provide access to your cloud based software that is used to interact with the machine and that this is a distinct performance obligation.  Please clarify the stand-alone functionality the machine has without access to your cloud based software and how customers derive substantive benefit from just the machine.

Securities and Exchange Commission

December 18, 2020

Please also clarify the functionality provided by the cloud based software as well as the upgrades and enhancements. Refer to ASC 606-10-25-21.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s connected machines can be used to design, store, edit and render projects without access to the Company’s cloud-based software. This functionality is enabled through the use of software embedded on the connected machine (firmware) and the offline version of the design app that is available for download at any time (the Company has concluded the firmware, offline software and hardware comprise a single performance obligation). The design app software that is available for download provides the same base features and functionality as the version that is accessible through the Company’s cloud-based services (i.e., the cloud-based version of the design app).

The Company’s cloud-based services provide the incremental benefits of cloud-based storage for project designs, synchronization of the customer accounts across multiple devices (e.g., the ability to access previously stored project designs) and access to free design content (e.g., images, projects, and templates). Based on the guidance provided by ASC 606-10-25-21, the Company concluded the cloud-based services are separately identifiable.

The upgrades and enhancements to the design app software are routine maintenance (bug fixes and patches) and periodic enhancements performed by the Company. Based on the guidance provided by ASC 606-10-25-21, the Company concluded the upgrades and enhancements to the software are separately identifiable.

In response to the Staff’s comment, the Company has revised and added further disclosure on pages 97-98 and F-13 of the Revised Registration Statement to address the Staff’s comment.

16.

Your disclosure on page 109 states that your platform accompanies a user from an idea to a finished project, with Cricut providing the connected machines, design apps and accessories and materials to make this a seamless journey.  In determining your performance obligations, clarify how you considered whether the connected machine, access to your cloud based software, and access to your design apps represent the combined output for which the customer has contracted and its ability to derive the intended benefit from the contract depends on the transfer of all of these services.  Clarify whether other providers offer cloud based services with the same functionality that your customers can access with their machines.  Refer to ASC 606-10-25-21.

The Company acknowledges the Staff’s comment and respectfully advises the Staff, as noted in comment 15 above, that the features and functionality of the design app software which interact with the connected machines are the same whether accessed through the cloud-based version or the downloadable offline version. Based on the guidance provided by ASC 606-10-25-19 through 21, the Company has concluded that its products and cloud-based services represent multiple distinct performance obligations because (i) customers can benefit from its products without the cloud-based services, as customers can design and render projects without needing to access any of the cloud-based services and (ii) the incremental benefits offered through the cloud-based services are separately identifiable. The Company also noted the incremental benefits provided through the cloud-based services are additive in nature (they provide incremental benefits to create a more convenient user experience), rather than transformative in nature (the

Securities and Exchange Commission

December 18, 2020

cloud-based services do not significantly modify the Company’s products in such a way as to create something that is substantively different), indicating the cloud-based services are not inputs into a combined output that includes the Company’s products.

The Company further advises the Staff that, while third-party providers offer similar cloud-based storage options, no third-party providers provide access to the Company’s design app and enable synchronization of project designs across multiple devices through a cloud-based service.

In response to the Staff’s comment, the Company has revised and added further disclosure on pages 97-98 and F-13 of the Revised Registration Statement to address the Staff’s comment.

17.

Your disclosure on page 108 states that your software is cloud-based meaning that users can access and work on their projects anywhere, at any time, across desktops or mobile devices and that each user’s credentials, profile, machine registration data, pressure settings for various materials and tools, uploaded images, designs, projects, community networks and more are stored in the cloud.  Clarify whether you have a hosting performance obligation and how you have accounted for this obligation.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does provide certain hosting services as part of the Company’s cloud-based services. The Company’s cloud-based services include providing access to the design app software, storing customer accounts and hosting services that enable remote access to a server. The Company has accounted for the cloud-based services as a single distinct performance obligation recognized using a time-based output measure over an estimated service period.

In response to the Staff’s comment, the Company has revised and added further disclosure on pages 98 and F-13 of the Revised Registration Statement to address the Staff’s comment.

18.

Clarify if there is a contractual term over which you are obligated to provide access to your cloud based software and designs, unspecified upgrades and enhancements to the essential software, and hosting of customer information and designs stored in the cloud.

The Company acknowledges the Staff’s comment and respectfully advises the Staff there is no contractually stated term over which the Company is obligated to provide access to the cloud-based software and designs, unspecified upgrades and enhancements to the essential software, or hosting of customer information and designs stored in the cloud.  In response to the Staff’s comment, the Company has revised and added further disclosure on pages 98 and F-13 of the Revised Registration Statement to address the Staff’s comment.

19.

Your disclosure indicates that the SSP of the hardware and essential software reflects the Company’s best estimate of the selling price if it was sold regularly on a standalone basis.  Clarify if you do sell the hardware and essential software separately from the other performance obligations and if you use the observable price for such stand-alone sales as stand-alone selling

Securities and Exchange Commission

December 18, 2020

price. Otherwise, please clarify how you estimated the stand-alone selling price. Refer to ASC 606-10-32-31 through 35.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the hardware and essential software combined performance obligation is not sold separately; it is always sold along with access to the Company’s cloud-based services and unspecified upgrades and enhancements to the essential software. Based on the guidance provided by ASC 606-10-32-31 through 35, the Company estimates the stand-alone selling price of the hardware and essential software performance obligation by (i) determining the range of prices at which the bundle of goods and services are sold to customers, (ii) applying cost plus margin approach to estimate stand-alone selling price of certain items within the bundle of goods and services and (iii) considering other qualitative information such as class of customer, market conditions and relative value of each performance obligation. The Company further advises the Staff that estimates of stand-alone selling price for all performance obligations are periodically reassessed and updated as necessary.

In response to the Staff’s comment, the Company has revised and added further disclosure on pages 98 and F-13 of the Revised Registration Statement to address the Staff’s comment.

10.  Capital Structure, page F-25

20.

Please clarify the circumstances surrounding the termination of the Series L shares and whether there were any other rights or privileges exchanged or liabilities extinguished in connection with the termination.  Clarify if there was any relationship between the Series L shareholders and the Company, its directors and officers, or its existing shareholders and whether they received any services from the Company.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that at the time of the termination of Class L shares, the Company’s parent, Holdings, was the sole holder of both Class A and Class L shares. No other rights or privileges were exchanged, nor were any liabilities extinguished in connection with the termination of the Class L shares.

In response to the Staff’s comment, the Company has revised and added further disclosure on page F-25 of the Revised Registration Statement to address the Staff’s comment.

11.  Stock-Based Compensation, page F-25

21.

Your disclosure indicates that your performance based incentive units and phantom units pay out upon the occurrence of a liquidation event such as a change in control transaction.  Please clarify if a change in control transaction includes an initial public offering.  If so, disclose how many shares will vest upon the effectiveness of an initial public offering and the associated compensation expense that will be recognized.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that an initial public offering is not expected to be a change in control under the outstanding performance-based incentive unit agreements or phantom unit agreements.

Securities and Exchange Commission

December 18, 2020

22.

Please include the fair value of the underlying common units of Circuit Holdings used in the determination of the fair value of your awards with the weighted average assumptions that you disclose for each period presented.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it has revised and added further disclosure on pages F-27 and F-29 to address the Staff’s comment.

15.  Net Income per Share, page F-31

23.	Please clarify how you considered your outstanding equity awards in the calculation of diluted earnings per share and provide the information required by ASC 260-10-50-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the outstanding equity awards are settled in units of Holdings. The Company has not considered these awards in its diluted earnings per share calculation as settlement of these awards would not impact the income available to the Company’s shareholders. Such treatment is consistent with ASC 260-10-55-20(b). As the awards are not considered in the calculation of the Company’s diluted EPS and cannot dilute the Company’s basic earnings per share in the future, the Company determined that the requirements of ASC 260-10-50-1 are not applicable to the awards.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Revised Registration Statement to address the Staff’s comment.

General

24.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance of Section 5(d) of the Securities Act of 1933, as amended.  To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

*****

Securities and Exchange Commission

December 18, 2020

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Ashish Arora, Cricut, Inc.
Martin F. Petersen, Cricut, Inc.
Donald B. Olsen, Cricut, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey A. Chapman, Gibson, Dunn & Crutcher LLP
Stewart L. McDowell, Gibson, Dunn & Crutcher LLP